SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

AVANIR PHARMACEUTICALS, INC.

(Name of Subject Company)

  Bigarade Corporation

(Offeror)

a wholly owned direct subsidiary of
Otsuka America, Inc.
(Direct Parent of Offeror)
a wholly owned indirect subsidiary of
Otsuka Pharmaceutical Co., Ltd.
(Parent of Offeror)
a wholly owned subsidiary of

Otsuka Holdings Co., Ltd.
(Ultimate Parent of Offeror)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)

05348P401
(CUSIP Number of Class of Securities)

Tadahide Yoshida
Director, Legal Affairs Department
Otsuka Pharmaceutical Co., Ltd.
Shinagawa Grand Central Tower
2-16-4 Konan, Minato-ku, Tokyo 108-8242, Japan
+81-3-6717-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

Mitsuhiro Kamiya Skadden, Arps, Slate, Meagher & Flom LLP Izumi Garden Tower, 21st Floor 1-6-1 Roppongi, Minato-ku, Tokyo, 106-6021 Japan +81-3-3568-2600	Kenton King Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301 (650) 470-4500	Hiroshi Sarumida Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communication made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	N/A	Filing Party:	N/A
	Form or Registration No.	N/A	Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transactions subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Bigarade Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Otsuka Pharmaceutical Co., Ltd., a joint stock company organized under the laws of Japan (“Parent”), for all the outstanding common stock of Avanir Pharmaceuticals, Inc. (the “Company”) to be commenced pursuant to the Agreement and Plan of Merger, dated as of December 1, 2014, by and among Parent, Purchaser and the Company.

The tender offer to purchase shares of the Company’s common stock referenced in this filing has not yet commenced, and this filing is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of the Company’s common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Purchaser, a wholly-owned indirect subsidiary of Parent, will file with the with the Securities and Exchange Commission (the “SEC”). The Company will file with the SEC a Solicitation/Recommendation Statement with respect to the tender offer (the “Recommendation Statement”). THE TENDER OFFER STATEMENT AND THE RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the Tender Offer Statement and the Recommendation Statement will be mailed to Company stockholders free of charge. Investors and security holders of the Company are advised that they may also obtain free copies of the Tender Offer Statement and other documents filed by Purchaser with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by the Company (when these documents become available) on the SEC’s website at www.sec.gov.

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Exhibit Index

Exhibit No.	Description
(a)(5)(A)	English Translation of Press Release of Otsuka Holdings Co., Ltd. filed with the Tokyo Stock Exchange and dated December 2, 2014
(a)(5)(B)	Press Release of Otsuka Pharmaceutical Co., Ltd. dated December 2, 2014
(a)(5)(C)	English Translation of Investor Presentation of Otsuka Holdings Co., Ltd. dated December 2, 2014

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